SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 11, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Appointment of new auditors

11 July 2014

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces the appointment of KPMG LLP ('KPMG') as its auditor for the year ending 31 December 2015, subject to approval by shareholders at the 2015 Annual General Meeting.

The appointment follows a competitive tender process overseen by the Audit Committee, as announced in 2013 Annual Report & Accounts, published on 6 March 2014. The selection process included members of the Audit Committee as well as the Chairman of the Board, Roberto Quarta, Chief Executive Officer, Olivier Bohuon, Chief Financial Officer, Julie Brown and senior members of her finance management team.

Ernst & Young LLP ('EY'), Smith & Nephew's current auditor, will undertake the audit for the year ending 31 December 2014, having been reappointed at the 2014 Annual General Meeting.

Ian Barlow, Chairman of the Audit Committee, commented:

"EY or its predecessors have been our external auditor since we listed in 1937. We have regularly reviewed the provision of external audit services, and have always found their work to be of the utmost quality. On behalf of the Board, I would like to thank them for their service to Smith & Nephew.

"In-line with current corporate governance best practice, as previously announced, this was the right time to conduct a comprehensive, thorough and robust tender process. The Audit Committee and Board colleagues are pleased to appoint KPMG as our new auditor, subject to shareholder approval at the Annual General Meeting to be held in 2015. We look forward to their support as we maintain our independent oversight of the financial affairs of Smith & Nephew."

Enquiries

Investors Phil Cowdy Smith & Nephew	+44 (0) 20 7401 7646
Media Charles Reynolds Smith & Nephew	+44 (0) 20 7401 7646
Deborah Scott / Matthew Cole FTI Strategic Communications	+44 (0) 20 3727 1000

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 11, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary